Filed by NYSE Euronext

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NYSE Euronext

Commission File No.: 001-33392

NYSE EURONEXT
FOURTH QUARTER & FY 2012
EARNINGS PRESENTATION

February 5, 2013

NYSE EURONEXT.

LEGAL DISCLAIMERS

Non-GAAP Financial Measures

To supplement NYSE Euronext's consolidated financial statements prepared in accordance with GAAP and to better reflect period-over-period comparisons, NYSE Euronext uses non-GAAP financial measures of performance, financial position, or cash flows that either exclude or include amounts that are not normally excluded or included in the most directly comparable measure, calculated and presented in accordance with GAAP. Non-GAAP financial measures do not replace and are not superior to the presentation of GAAP financial results, but are provided to (i) present the effects of certain merger expenses, exit costs, disposal activities, the BlueNext tax settlement, debt refinancing costs and discrete tax items, and (ii) improve overall understanding of NYSE Euronext's current financial performance and its prospects for the future. Specifically, NYSE Euronext believes the non-GAAP financial results provide useful information to both management and investors regarding certain additional financial and business trends relating to financial condition and operating results. In addition, management uses these measures for reviewing financial results and evaluating financial performance. The non-GAAP adjustments for all periods presented are based upon information and assumptions available as of the date of this release.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This communication contains "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as "may," "hope," "will," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," "continue," "could," "future" or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other "forward-looking" information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE's and NYSE Euronext's plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE's and NYSE Euronext's filings with the U.S. Securities and Exchange Commission (the "SEC"). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext's operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE's, NYSE Euronext's or the combined company's respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management's attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as will be described in the section entitled "Risk Factors" in the joint proxy statement/prospectus to be delivered to ICE's and NYSE Euronext's respective shareholders, and as described in ICE's and NYSE Euronext's respective filings with the SEC that are available on the SEC's web site located at www.sec.gov, including the sections entitled "Risk Factors" in ICE's Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE's Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012, as filed with the SEC on August 1, 2012, and September 30, 2012, as filed with the SEC on November 5, 2012, and "Risk Factors" in NYSE Euronext's Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, as filed with the SEC on May 4, 2012, and September 30, 2012, as filed with the SEC on November 8, 2012. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligations to disclose material information under the Federal securities laws, NYSE Euronext undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this communication.

LEGAL DISCLAIMERS

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE has filed with the SEC a registration statement on Form S-4, which includes a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC's website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE's website at http://www.theice.com and from NYSE Euronext's website at http://www.nyx.com

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement. You can find information about ICE and ICE's directors and executive officers in ICE's Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE's proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext's directors and executive officers in NYSE Euronext's Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext's proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, when it becomes available, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.

4Q12 HIGHLIGHTS

Our Results [1]

- Diluted EPS [2] of $0.43 vs. $0.50
- $562 million in net revenues [3], down 11% including $4 million negative FX impact
- Other operating expenses [4] of $392 million, down 9% on constant dollar / portfolio basis
- Operating income [4] of $170 million, down 20%
- Debt / EBITDA at 2.5x, up from 2.4x at end of 3Q12

Executing our Strategy with Project 14

- Growth initiatives underway
  - New derivatives products
  - New clearing agreements with ICE Clear and LCH.Clearnet
  - Strong listings momentum: #1 in IPOs globally for the 2nd consecutive year
  - Revamp of market data agreements will positively impact 2013 results
  - Technology agreements with ATG and Russell drive higher 4Q tech revenue
- Excellent progress on expense efficiency
  - $115 million in Project 14 savings for FY 2012, far exceeds original guidance of $63 million for FY 2012
- Portfolio optimization continued with BlueNext unwind
- Refinancing of debt will drive ~ $15 million in annualized savings in 2013 & ~$24 million in 2014; 1X cost of $24 million for refinancing
- Significant decline in share count on repurchase activity

Notes: 1. All comparisons vs. 4Q11 unless otherwise stated.
2. Excludes the impact of merger expenses, exit costs, disposal activities, direct costs of debt refinancing, discrete tax items and the BlueNext tax settlement .
3. Defined as total revenues, less transaction-based expenses comprised of Section 31 fees, liquidity payments and routing and clearing fees.
4. Excludes the impact of merger expenses, exit costs and the BlueNext tax settlement.

WE ARE EXECUTING AGAINST OUR PLANS

Unlocking the Power of the Community

Access to *GROWTH* Opportunities

IN PROGRESS

- Strong listings momentum
- Revamp of market data agreements
- New partnership w/ Russell Investments
- New partnership w/ İstanbul Menkul Kıymetler Borsası

COMPLETED (FY 2012)

- Bank of China agreement
- Launch new derivatives products
- New clearing members for NYSE Liffe U.S.
- NYPC capital efficient solution to customer accounts
- Launch of Retail Liquidity Program
- Acquired Corpedia

Operating Leverage and *EFFICIENCY*

IN PROGRESS

- Establish new derivatives clearing solution
- Global real estate opportunity
- Data center optimization
- IT transformation
- LCH.Clearnet agreement for Euronext cash markets

COMPLETED (FY 2012)

- Portfolio rationalization - SECFINEX, CFD, NYSE Blue and BlueNext
- Realignment of sales / product teams
- Costs down 9% constant dollar / constant portfolio
- Streamlined senior management
- Better leverage of shared services model across the Company

Flexibility for Strategic *CAPITAL* Deployment

IN PROGRESS

- Review of investment portfolio- LCH.Clearnet & MCX

COMPLETED (FY 2012)

- Refinanced portion of EUR/$ debt
- Maintaining stake in Qatar Exchange at 12% preserving $80 million in cash
- Sold additional 7% stake in NYSE Liffe U.S. to partners
- $1B credit facility with 3-year maturity replacing $1.2B facility
- $27 million in stock repurchases in 4Q12 for 1.1 million shares; 17.0 million shares repurchased FY 2012

NEW DERIVATIVES PRODUCT UPDATE

LIFFE EU

- Launched 4 Year Mid-Curve Options on Euribor & Short Sterling futures


Euribor Mid-curve Options (ADV)
K lots
160
140
120
100
80
60
40
20
0
4yr
3yr
2yr
1yr
37
1
34
4
37
20
49
60
23
42
48
31
25
Q4 2011
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Source: NYSE


Euribor Mid-curve Options OI
3,000
2,500
2,000
1,500
1,000
500
0
K lots
4yr
3yr
2yr
1yr
Q4 2011
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Source: NYSE

LIFFE U.S.


Mini MSCI Index Futures
ADV
25,000
20,000
15,000
10,000
5,000
-
Other Exchanges & Liffe U.S. ADV
All ADV on Liffe U.S.
Emerging Markets ADV
EAFE ADV
Other ADV
Q4 2009
Q1 2010
Q2 2010
Q3 2010
Q4 2010
Q1 2011
Q2 2011
Q3 2011
Q4 2011
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Source: NYSE
Migration of all OI to Liffe U.S.

- MSCI Open Interest of 268K, up 113% y-o-y and ADV of 22K, up 68% y-o-y
- Futures on the DTCC GCF Repo Index® continue to show strong growth with record open interest of 58K and record volume of 17,556 in Jan 2013

EQUITIES AND EQUITY DERIVATIVES UPDATE

U.S. Options



U.S. Options ADV & Market Share
ADV in MM's
Mkt Share
Combined market share
NYSE ARCA
NYSE AMEX
6
5
4
3
2
1
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2009
2010
2011
2012
Source: NYSE, OCC

- In 2012 retained the #1 or #2 position by market share
- January 2013, set a new record combined market share of 29.3%
- Successful expansion of Short-Term Options Program

U.S. Cash

- UTP roll-out bringing functionality enhancements for NYSE market
- RLP participation expansion and increased ADV

EU Equity Derivatives

- NYSE Liffe was the #1 equity futures exchange worldwide in 2012 with ADV at 959k
- Strong growth in MSCI Futures with volumes up 74% y-o-y and Open Interest close to 200K

CLEARING AGREEMENT WITH ICE CLEAR


Trading
Clearing
Settlement
Trading Licenses
Trading Platform / Market
Trade and Position Mgt
Clearing License
Exposure Calc
Risk Mgt
Collateral, Cash Mgt
Settlement and Delivery Instruction
LIFFE Derivatives
ICE Clear Europe
SPAN
Risk Oversight, Stress Testing, Back Testing, Settlement & Liquidity Risk analysis
Collateral valuation, Distribution of cover, Cover call & Payments
Liffe Guardian
Agent
Payment System
Warehouses, Grainstores
ICSDs/CSDs
Commercial Banks
Settlement services
Key
LIFFE
ICE CLEAR
External providers
Collateral services
Custodians
Treasury services
Tsy Managers

MOMENTUM IN LISTINGS

Global 2012 IPO Capital Raised ($B)



$36.9
120
NYSE Euronext
$23.4
1
74
Nasdaq OMX
Facebook – $16.0B
$12.4
35
Tokyo
$10.2
120
Shenzhen
$7.3
15
Kuala Lumpur
$7.3
44
Hong Kong
$6.4
51
LSE

Includes all IPOs through 12/31/12; Source: Dealogic

Selected 2012 NYSE Euronext IPOs

Selected Pricings

Selected Filings

Source: NYSE

- NYSE Euronext was ranked #1 in IPOs globally for the 2nd consecutive year
- NYSE Euronext listed 53% of U.S. technology IPOs
- NYSE remains the venue of choice for industry leaders, private equity and venture-backed companies

NYSE TECHNOLOGIES STRATEGIC UPDATE



Market Solutions
Transactions
Colocation Services
FIX Enterprise Software
Liquidity Solutions
DART Management
Partner Products
Middleware Software
Consolidated Feed Services
Market Data Enterprise Software
Data Content
Content Solutions
SFTI Connectivity
FIX Services
SFTI Cloud Services
Managed Services
Compute Services
Infrastructure Solutions
SFTI COMMUNITY FOUNDATION

TRANSACTION UPDATE

Strong industrial logic based on long-term growth opportunities, synergies, focused business model and global franchise

- Regulatory reform continues to drive migration of asset classes to exchange traded and cleared environment
- Demand for enhanced transparency, cleared products and capital efficiency driving long-term growth
- Combination extends ICE's industry leading expertise in derivatives and clearing to rates

Integration	NYSE Liffe	Technology	Euronext
▪ Continuing work on integration plan regarding synergies from the clearing transition, derivatives platform overlap and corporate overhead ▪ Synergy estimates exclude any revenue synergies as well as the Euronext business	▪ Establishing framework for integration of markets and technology ▪ Evaluating areas for new product development	▪ Analyzing the best way to leverage tech assets ▪ Technology platform analysis	▪ Post closing, ensure Euronext will be a solid, standalone organization that can compete in international listings, market data and technology ▪ Potential IPO of Euronext to be determined post closing

- **HSR filing made in the US in January**
- **Registration statement filed with the SEC; will set respective shareholder meeting dates upon finalization**
- **Working with US and European regulators to advance the regulatory filing and approval process**
- **Closing anticipated in the second half of 2013**

GAAP 4Q12 FINANCIAL RESULTS

($ in millions, except per share data)

	4Q12	3Q12	4Q11
Total Revenue[1]	$909	$902	$1,054
Operating Income	$97	$153	$124
Net Income	$28	$108	$110
Diluted EPS	$0.12	$0.44	$0.43

Pre-tax Adjustments	4Q12	3Q12	4Q11
Merger & Other Exit Costs	($24)	($18)	($46)
Clearing Transition	($43)	–	–
BlueNext	($6)	–	–
Total Merger & Exit Costs	($73)	($18)	($46)
Debt Refinancing	($24)	–	–
BlueNext Tax Settlement	–	–	($25)
Total	($97)	($18)	($71)

Notes: 1. Includes activity assessment fees.

NON-GAAP 4Q12 FINANCIAL RESULTS

($ in millions, except per share data)

	4Q12	3Q12	4Q11	% Δ 4Q12 vs. 4Q11	Full-Year 2012	Full-Year 2011	% Δ FY12 vs. FY11
Total Revenue[1]	$909	$902	$1,054	*(14%)*	$3,749	$4,552	*(18%)*
Transaction-based Expenses[2]	$347	$343	$426	*(19%)*	$1,425	$1,880	*(24%)*
Total Revenues, Less Transaction-based Expenses	$562	$559	$628	*(11%)*	$2,324	$2,672	*(13%)*
Other Operating Expenses[3]	$392	$388	$416	*(6%)*	$1,581	$1,666	*(5%)*
Operating Income[3]	$170	$171	$212	*(20%)*	$743	$1,006	*(26%)*
Net Income[4]	$105	$108	$130	*(19%)*	$462	$653	*(29%)*
Diluted EPS[4]	$0.43	$0.44	$0.50	*(14%)*	$1.84	$2.48	*(26%)*
Diluted Share Count (in millions)	244	247	262	*(7%)*	250	263	*(5%)*
Operating Margin[3]	*30%*	*31%*	*34%*	*(4 ppts)*	*32%*	*38%*	*(6 ppts)*
EBITDA Margin[3]	*42%*	*42%*	*45%*	*(3 ppts)*	*43%*	*48%*	*(5 ppts)*

Cost Discipline / Stock Repurchases Helped to Mitigate Challenging Market Conditions

Notes: 1. Includes activity assessment fees.
2. Transaction-based expenses include Section 31 fees, liquidity payments, routing and clearing fees.
3. Results exclude the impact of merger expenses, exit costs and the BlueNext tax settlement .
4. Results exclude the impact of merger expenses, exit costs, disposal activities, direct costs of debt refinancing, discrete tax items and the BlueNext tax settlement .

F/X IMPACT BY SEGMENT

($ in millions)

Select Financial Highlights

	4Q12	4Q11	$ Variance Attribution Total	FX Specific	Operational	% Operational
Net Revenue[1]	$562	$628	($66)	($4)	($62)	(10%)
Operating Expenses[2]	($392)	($416)	$24	$1	$23	(6%)
Operating Income[2]	$170	$212	($42)	($3)	($39)	(18%)

F/X Impact by Segment

	4Q12	4Q11	$ Variance Attribution Total	FX Specific	Operational	% Operational
Net Revenue[1]						
Derivatives	$160	$186	($26)	$1	($27)	(15%)
Cash Trading and Listings	$282	$315	($33)	($3)	($30)	(10%)
Info Services and Tech Solutions	$120	$127	($7)	($2)	($5)	(4%)
Operating Income[2]						
Derivatives	$63	$86	($23)	$1	($24)	(28%)
Cash Trading and Listings	$100	$125	($25)	($2)	($23)	(18%)
Info Services and Tech Solutions	$35	$31	$4	($2)	$6	19%

Notes: 1. Defined as total revenues, less transaction-based expenses comprised of Section 31 fees, liquidity payments and routing and clearing fees.
2. Results exclude the impact of merger expenses, exit costs and the BlueNext tax settlement.

DERIVATIVES HIGHLIGHTS

($ in millions)

	4Q12	3Q12	4Q11	% Δ 4Q12 vs. 4Q11	FY2012	FY2011	% Δ FY12 vs. FY11
Total Revenue	$221	$220	$244	*(9%)*	$910	$1,135	*(20%)*
Net Revenue[1]	$160	$164	$186	*(14%)*	$682	$861	*(21%)*
% of total	*28%*	*29%*	*30%*		*29%*	*32%*	
Other Operating Expenses[2]	$97	$96	$100	*(3%)*	$387	$388	*(0%)*
Operating Income[2]	$63	$68	$86	*(27%)*	$295	$473	*(38%)*
% of total[3]	*32%*	*35%*	*36%*		*34%*	*42%*	
Operating Margin[3]	*39%*	*41%*	*46%*	*(7 ppts)*	*43%*	*55%*	*(12 ppts)*
EBITDA Margin[3]	*45%*	*48%*	*52%*	*(7 ppts)*	*49%*	*61%*	*(12 ppts)*

Notes: 1. Net revenue defined as total revenues, less transaction-based expenses comprised of Section 31 fees, liquidity payments, routing and clearing fees.
2. Excludes the impact of merger expenses and exit costs.
3. Grossed-up to exclude impact of Corporate and Eliminations segment.

DERIVATIVES TRADING VOLUMES AND CAPTURE

($ in millions)

European Derivatives

ADV Contracts in thousands



6,000
4,000
2,000
0
3,615
868
2,747
4Q11
3,332
673
2,659
1Q12
4,654
1,743
2,911
2Q12
3,383
829
2,554
3Q12
3,534
1,190
2,344
4Q12

	4Q11	1Q12	2Q12	3Q12	4Q12
Total Revenue	$ 154	$ 147	$ 161	$ 143	$ 133
Liquidity Payments	(32)	(33)	(37)	(34)	(32)
Routing and Clearing	-	-	-	-	-
Net Revenue	$ 123	$ 114	$ 124	$ 109	$ 101
Revenue Capture[1]	**$0.698**	**$0.659**	**$0.674**	**$0.657**	**$0.673**
Net Revenue Currency Neutral[2]	$ 125	$ 117	$ 125	$ 111	$ 101
GBP/USD	*$ 1.57*	*$ 1.57*	*$ 1.58*	*$ 1.58*	*$ 1.61*

U.S. Derivatives

ADV Contracts in thousands



6,000
4,000
2,000
0
4,286
4Q11
4,128
1Q12
3,915
2Q12
3,533
3Q12
4,000
4Q12

	4Q11	1Q12	2Q12	3Q12	4Q12
Total Revenue	$ 66	$ 59	$ 58	$ 55	$ 65
Liquidity Payments	(23)	(18)	(19)	(21)	(27)
Routing and Clearing	(3)	(3)	(2)	(2)	(2)
Net Revenue[3]	$ 40	$ 38	$ 37	$ 32	$ 36
Revenue Capture	**$0.148**	**$0.148**	**$0.150**	**$0.144**	**$0.144**

Notes: 1. Revenue capture excludes Bclear volumes.
2. Currency neutral results for NYSE Liffe are based on average 4Q12 currency rates for GBP/USD.
3. Revenue capture excludes NYSE Liffe U.S. volumes, but includes associated revenue.
Revenue capture may vary slightly from prior periods.

CASH TRADING & LISTINGS HIGHLIGHTS

($ in millions)

	4Q12	3Q12	4Q11	% Δ 4Q12 vs. 4Q11	FY2012	FY2011	% Δ FY12 vs. FY11
Total Revenue[1]	$568	$569	$683	*(17%)*	$2,365	$2,929	*(19%)*
Net Revenue[2]	$282	$282	$315	*(10%)*	$1,168	$1,323	*(12%)*
% of total	*50%*	*50%*	*50%*		*50%*	*50%*	
Other Operating Expenses[3]	$182	$178	$190	*(4%)*	$718	$790	*(9%)*
Operating Income[3]	$100	$104	$125	*(20%)*	$450	$533	*(16%)*
% of total [4]	*51%*	*53%*	*52%*		*52%*	*47%*	
Operating Margin [3]	*35%*	*37%*	*40%*	*(5 ppts)*	*39%*	*40%*	*(1 ppts)*
EBITDA Margin [3]	*50%*	*51%*	*53%*	*(3 ppts)*	*53%*	*54%*	*(1 ppts)*

Notes: 1. Includes activity assessment fees.
2. Net revenue defined as total revenues, less transaction-based expenses comprised of Section 31 fees, liquidity payments, routing and clearing fees.
3. Excludes the impact of merger expenses, exit costs and the BlueNext tax settlement .
4. Grossed-up to exclude impact of Corporate and Eliminations segment.

CASH TRADING VOLUMES AND CAPTURE

($ in millions)

European Cash


ADV Trades in thousands
2,000
1,500
1,000
500
0
1,585
1,583
1,709
1,318
1,179
4Q11
1Q12
2Q12
3Q12
4Q12

	4Q11	1Q12	2Q12	3Q12	4Q12
Total Revenue	$ 59	$ 59	$ 55	$ 46	$ 44
Liquidity Payments	-	-	-	-	-
Routing and Clearing	-	-	-	-	-
Net Revenue	$ 59	$ 59	$ 55	$ 46	$ 44
Revenue Capture	$0.582	$0.573	$0.519	$0.537	$0.583
Net Revenue Currency Neutral[1]	$ 57	$ 58	$ 56	$ 48	$ 44
EUR/USD	*$ 1.35*	*$ 1.31*	*$ 1.28*	*$ 1.25*	*$ 1.30*

U.S. Cash


ADV Shares in millions
3,000
2,000
1,000
0
2,133
1,783
1,818
1,583
1,551
4Q11
1Q12
2Q12
3Q12
4Q12

	4Q11	1Q12	2Q12	3Q12	4Q12
Total Revenue	$ 336	$ 277	$ 288	$ 250	$ 247
Liquidity Payments	(253)	(204)	(214)	(188)	(190)
Routing and Clearing	(30)	(26)	(25)	(22)	(18)
Net Revenue	$ 53	$ 47	$ 49	$ 40	$ 38
Revenue Capture[2]	$0.0394	$0.0425	$0.0428	$0.0401	$0.0399

Notes: 1. Currency neutral results for European cash are based on average 4Q12 currency rates for EUR/USD.
2. Revenue capture per 100 shares handled.
Revenue capture may vary slightly from prior periods.

INFO. SVCS. & TECH. SOLUTIONS HIGHLIGHTS

($ in millions)

	4Q12	3Q12	4Q11	% Δ 4Q12 vs. 4Q11	FY2012	FY2011	% Δ FY12 vs. FY11
Total Revenue	$120	$113	$127	*(6%)*	$473	$490	*(3%)*
% of total	*21%*	*20%*	*20%*		*20%*	*18%*	
Other Operating Expenses[1]	$85	$90	$96	*(11%)*	$360	$364	*(1%)*
Operating Income[1]	$35	$23	$31	*13%*	$113	$126	*(10%)*
% of total[2]	*18%*	*12%*	*13%*		*13%*	*11%*	
Operating Margin[1]	*29%*	*20%*	*24%*	*(5 ppts)*	*24%*	*26%*	*(2 ppts)*
EBITDA Margin[1]	*41%*	*32%*	*36%*	*(5 ppts)*	*35%*	*36%*	*(1 ppts)*

Technology Services

- New strategic approach to business being implemented
- Announced partnership with ATG to provide trading solutions for ATS Brasil, will offer customers a new equities matching platform in Latin America
- Signed solution deal with Russell Indexes to host RussellTick calculation infrastructure and distribute their real-time feed exclusively over NYSE's SFTI network

Notes: 1. Excludes the impact of merger expenses and exit costs.
2. Grossed-up to exclude impact of Corporate and Eliminations segment.

2012 OPERATING EXPENSE RECONCILIATION & 2013 GUIDANCE

($ in millions)

Other Operating Expenses[1]	Project 14 Base 2011	2012	FY Guidance 2013	2013 Guidance vs. 2012
Non-GAAP Expenses	($1,666)	($1,581)	($1,525)	$56
P14 Currency Rates Adjustment[2]	-	($14)	($15)	($1)
Non-GAAP Expenses Rebased	($1,666)	($1,595)	($1,540)	$55
Cumulative Impact of Portfolio Changes Since 2011:				
Corpedia	-	$10	$24	$14
CFD Initiative	-	$2	-	($2)
Clearing Build-Out	-	$20	$5	($15)
NYXT Incremental Costs	-	$12	$25	$13
IT Transition Costs	-	-	$21	$21
Total Adjustments	$0	$44	$75	$31
Core Project 14 Expense Base	($1,666)	($1,551)	($1,465)	$86
Project 14 Savings	-	$115	$201	$201

Project 14 Expense Base of $1,666 million

Notes: 1. Other operating expenses exclude merger expenses and exit costs.
2. Re-based to average currency rates EURO / USD $1.35 and GBP / USD $1.60.

OTHER 2013 GUIDANCE
($ in millions)

Costs

- Clearing agreement with ICE Clear to begin July 1, 2013 for 5 years
- Cost savings from refinancing expected to be $15 million in 2013 and $24 million in 2014

Capital

- MCX and partial LCH stake sales expected in 1st half 2013
- CAPEX is expected to be ~$150 million
- Buy-back has been suspended due to acquisition
- Expect leverage to decline from current levels to be at or below 2.0X

Taxes

- Anticipate FY 2013 non-GAAP effective tax rate to be 24% - 25%

STRONG BALANCE SHEET & LIQUIDITY

($ in billions)

Key Balance Sheet Indicators as of 12/31/2012

Cash & Investment Securities		**$0.4**
Total Debt		**$2.5**
► 2.0% $850m notes due Oct 2017	$0.9	
► 5.375% €1bn notes due June 2015	$1.2	
► 4.8% $750m notes due June 2013	$0.4	
► Commercial paper in $ and €	$0.0	
Net Debt		**$2.1**
Total Debt/EBITDA		**2.5X**
Credit Ratings (S&P/Moody's)		**A+/A3**

Highlights

- CapEx in 4Q12 of $66 million; $191 million FY 2012
- Debt / EBITDA at 2.5 in 4Q12 on lower EBITDA generation
- Refinanced $850 million of debt at 2.00%
- 1.1 million shares repurchased in 4Q12 at avg. price of $24.67; total of 17.0 million shares repurchased in 2012 at the average price of $26.55
- 1Q13 cash dividend of $0.30 per share

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